Exhibit 99.1

EHang Reports Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

•	Record Quarterly and Annual Revenues, Up 48.4% and 11.7% Year-Over-Year, Respectively

•	First GAAP Profitable Quarter; Adjusted Net Income[1] (Non-GAAP) Up 96.4% Year-Over-Year

•	Non-GAAP Profitability[1] Achieved for Second Consecutive Year

•	EH216-S Commercial Operations in China Expected to Launch in March 2026

•	VT35 Unveiled with First Public Demonstration Flight; Initial Deliveries Completed

•	Thailand AAM Sandbox Trials and Commercial Operation License in Progress

Guangzhou, China, March 12, 2026 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading advanced air mobility (“AAM”) technology platform company, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Operational and Financial Highlights for the Fourth Quarter of 2025

•

Sales and deliveries of electric vertical take-off and landing (“eVTOL”) aircraft achieved a record-high of 100 units, including 95 units of EH216 series[2] and five units of VT35, compared with 78 units of EH216 series in the fourth quarter of 2024, and 41 units of EH216 series and one unit of VT35 in the third quarter of 2025.

•	Total revenues were RMB243.8 million (US$34.9 million), up 48.4% YoY from RMB164.3 million in the fourth quarter of 2024, and up 163.6% QoQ from RMB92.5 million in the third quarter of 2025.

•	Gross margin was 62.1%, a slight increase from 60.7% in the fourth quarter of 2024 and 60.8% in the third quarter of 2025.

•	Operating loss was RMB6.6 million (US$0.9 million), a significant improvement from RMB56.0 million in the fourth quarter of 2024 and RMB91.7 million in the third quarter of 2025.

•

Net income was RMB10.5 million (US$1.5 million), a significant turnaround from a net loss of RMB46.9 million in the fourth quarter of 2024 and RMB82.1 million in the third quarter of 2025, achieving the first quarter of GAAP profitability.

•

Adjusted operating income[3] (non-GAAP) was RMB54.3 million (US$7.8 million), up 99.5% from RMB27.2 million in the fourth quarter of 2024, and turnaround from adjusted operating loss[3] of RMB29.9 million in the third quarter of 2025.

•

Adjusted net income[1] (non-GAAP) was RMB71.5 million (US$10.2 million), representing a substantial increase of 96.4% from RMB36.4 million in the fourth quarter of 2024, and a significant turnaround from adjusted net loss[1] of RMB20.3 million in the third quarter of 2025.

•	Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1.13 billion (US$161.5 million) as of December 31, 2025.

[1]

Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures”. Net loss was RMB230.0 million and RMB231.0 million (US$33.0 million) in 2024 and 2025, respectively.

[2]	The EH216 series include the EH216-S (standard model for passenger transportation), the EH216-F (specialized model for aerial firefighting), and the EH216-L (specialized model for aerial logistics).
[3]	Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures”.

Operational and Financial Highlights for the Fiscal Year 2025

•

Sales and deliveries of electric vertical take-off and landing (“eVTOL”) aircraft achieved a record-high of 221 units, including 215 units of EH216 series and six units of VT35, compared with 216 units of EH216 series in 2024.

•	Total revenues reached a record-high of RMB509.5 million (US$72.9 million), up 11.7% from RMB456.2 million in 2024.

•	Gross margin was 62.0%, a slight increase from 61.4% in 2024.

•	Operating loss was RMB266.3 million (US$38.1 million), compared with RMB254.1 million in 2024.

•	Net loss was RMB231.0 million (US$33.0 million), compared with RMB230.0 million in 2024.

•	Adjusted operating loss[3] (non-GAAP) was RMB20.2 million (US$2.9 million), compared with adjusted operating income[3] (non-GAAP) of RMB19.0 million in 2024.

•	Adjusted net income1 (non-GAAP) was RMB29.4 million (US$4.2 million), compared with RMB43.1 million in 2024, achieving non-GAAP profitability1 for the second consecutive year.

•	Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1.13 billion (US$161.5 million) as of December 31, 2025.

Business Highlights for the Fourth Quarter of 2025 and Recent Developments

Progress on EH216-S Commercial Operations in China

EHang expects to officially commence EH216-S commercial operations in China in March 2026. The first two operators with Air Operator Certificate (“OC”) — EHang General Aviation and Heyi Aviation — are expected to launch ticketed aerial sightseeing services for the public at EHang Future City, its headquarters in Guangzhou and Luogang Park in Hefei, marking the transition from internal trial run to commercial operations.

Over recent months of internal trial operations, EHang has refined standard operational procedures, maintenance systems, and fleet management processes to support safe and reliable operations as well as smooth user experience. The Civil Aviation Administration of China (“CAAC”) has recognized the safe operational records and continued to support the certified eVTOL operators to initiate public commercial operations by expanding the pool of specially authorized ground operating crew for EHang recently. In parallel, EHang is advancing with the CAAC to establish the ground crew training standard and system for EH216-S. As a trial program, this initiative represents the first-ever training framework for pilotless human-carrying eVTOL aircraft in China, laying a solid foundation for regulatory compliance and talent development ahead of large-scale commercial operations.

EH216-S Completes First Cross-Province Flight Crossing Qiongzhou Strait

In December 2025, the EH216-series pilotless eVTOL successfully completed a 22-kilometer flight across the Qiongzhou Strait from Hainan Province to Guangdong Province. This 18-minute flight route shows a significant efficiency in air mobility, in contrast to a ferry ride which typically takes 60–90 minutes. Powered by the high-energy solid-state lithium battery co-developed with Inx Energy, it showcased point-to-point flight operational capabilities in the complex sea environment and practical applications such as inter-provincial transport, island logistics, and maritime emergency response.

VT35 Launch and Public Demo Flight

In October 2025, EHang unveiled the VT35, a next-generation long-range lift-and-cruise pilotless eVTOL upgraded from the VT30, with a design range of approximately 200 kilometers. The VT35 expands EHang’s product portfolio into intercity mobility scenarios and its compact design is to be compatible with EH216-S vertiports in urban environment.

The VT35 completed its first public demonstration flights in Hefei in December 2025, marking an important milestone in validating its operational capabilities. The aircraft is currently progressing through type certification with the CAAC. To date, it has completed transition flight tests and fixed-wing flight tests and entered the flight envelope performance testing phase to validate overall aircraft performance and system-level capabilities.

EH216-S and GD4.0 Formation Flights Shined at China Spring Festival Gala

EHang performed splendid flight shows with 16 units of EH216-S pilotless eVTOL aircraft and 22,580 units of GD4.0 formation drones at the CMG 2026 China Spring Festival Gala Hefei venue in February 2026. It refreshed the Guinness World Records™ title for “the most multirotor/drones airborne simultaneously from a single computer”, demonstrating EHang’s intelligent command-and-control technologies and centralized air management capabilities for large-scale fleet operations.

Global Expansion

•

Thailand: Building on the AAM Sandbox Initiative launched in October 2025, EHang has conducted a series of EH216-S validation test flights and continuous trial operations within the Thailand AAM Sandbox areas in Bangkok, in coordination with the Civil Aviation Authority of Thailand (“CAAT”) and local partners.

With five-month preparation and operational readiness, EHang is expected to obtain the first overseas commercial operation license for EH216-S pilotless eVTOL aircraft after the CAAT’s final approval. It will truly achieve normalized urban air mobility services. Several commercial operation sites are being planned, including the one near IMPACT Challenger in Bangkok, where the ICAO Advanced Air Mobility Symposium will be held in December 2026.

The Sandbox Initiative follows a “prove safety, then scale” approach with the expectation to expand to more locations including Chiang Mai, Phuket and Pattaya with strong demand for airport shuttle service, aerial sightseeing and cross-island travel. It will provide a scalable pathway for scalable eVTOL operations and potential broader adoption across Southeast Asia.

•

Qatar: In November 2025, the EH216-S conducted multiple trial air taxi flights, including point-to-point and human-carrying flights, in central Doha with operational authorization from the Qatar Civil Aviation Authority and support from the Ministry of Transport of Qatar. The flights connected designated urban locations with notable time saving compared to ground transportation and demonstrated pilotless eVTOL operations in a dense city environment.

•

Japan: In October 2025, the EH216-S completed human-carrying pilotless flights at the Gotemba Premium Outlets near Mount Fuji in collaboration with local partners—Mitsubishi Estate, Mitsubishi Estate-Simon, and AirX. EHang’s eVTOL flight footprint further extended to 18 cities in Japan.

Manufacturing

•

Yunfu Production Facility: Following the completion of the Phase II plant, EHang’s Yunfu Production Facility is expanded to 48,000 square meters with the total annual production capability increase to 1,000 eVTOL units and components. The Phase II plant has entered trial operations and is engineered to enhance production quality and efficiency by smart manufacturing, featuring a full-process Manufacturing Execution System, paperless operations, Automated Guided Vehicles for automated material calling and delivery, and visual error-proofing systems.

•

Beijing Production Facility: In December, the first EH216-F firefighting eVTOL aircraft rolled off the assembly line at its Low-Altitude Emergency Rescue Equipment Headquarters in Fangshan District, Beijing. This milestone marked the initial operational readiness of the facility for emergency rescue aircraft assembly, following a year of strategic cooperation with the local government.

Management Remarks

Mr. Huazhi Hu, Founder, Chairman and Chief Executive Officer of EHang: “2025 was a pivotal year for EHang as we solidified our commercial foundation and achieved critical breakthroughs. We achieved 100 units in quarterly eVTOL deliveries in Q4 and hit a record-high annual deliveries of 221 units. These accomplishments are the result of our years of sustained dedication to innovation, certifications, industrial layout and market expansion. This month, we will launch commercial flight services for EH216-S pilotless human-carrying eVTOL in Guangzhou and Hefei. EHang is evolving from an aircraft manufacturer into a one-stop provider of integrated advanced air mobility solutions.

As we stand at the starting point of China’s 15th Five-Year Plan, with the low-altitude economy elevated to a national strategic emerging pillar industry and embracing unprecedented strategic opportunities, EHang’s core strategies for 2026 will focus on disciplined execution. We will advance the routine commercial operation of human-carrying eVTOL, accelerate the airworthiness certification and commercialization of the VT35, deepen the layout of overseas markets such as Thailand and build benchmark operational models, while continuously strengthening our end-to-end industrial chain integration capabilities. Adhering to the principles of ‘safety first, innovation-driven growth, and collaborative development’, we will leverage our comprehensive development model integrating technology R&D, intelligent manufacturing, and commercial operational services to drive the low-altitude economy’s evolution from demonstration programs to scaled commercial operations and accessible public services, fully translating industrial value into economic and social benefits and contributing EHang’s strength to the global development of advanced air mobility.”

Mr. Conor Yang, Chief Financial Officer of EHang: “We delivered our strongest quarterly financial performance to date in the fourth quarter of 2025. Total revenues reached RMB243.8 million, up 48.4% year-over-year and 163.6% sequentially, driven by record deliveries. Gross margin remained strong at 62.1%, while operating leverage improved significantly as we achieved our first-ever GAAP profitable quarter and generated substantial growth in adjusted operating income and adjusted net income.

For the full year 2025, we generated record revenues of RMB509.5 million, while maintaining non-GAAP profitability1 for the second consecutive year. As commercialization advances in China and overseas markets, we believe EHang is well positioned to further scale production, expand operations, and strengthen the financial profile of the business over time.”

Unaudited Financial Results for the Fourth Quarter of 2025

Revenues

Total revenues were RMB243.8 million (US$34.9 million), up 48.4% YoY from RMB164.3 million in the fourth quarter of 2024, and up 163.6% QoQ from RMB92.5 million in the third quarter of 2025, primarily driven by increased sales volume of eVTOL aircraft, including EH216 series and VT35.

Costs of revenues

Costs of revenues were RMB92.4 million (US$13.2 million), compared with RMB64.6 million in the fourth quarter of 2024 and RMB36.3 million in the third quarter of 2025. The year-over-year and quarter-over-quarter increases were in line with the increase in the sales volume of eVTOL aircraft, including EH216 series and VT35.

Gross profit and gross margin

Gross profit was RMB151.4 million (US$21.6 million), compared with RMB99.7 million in the fourth quarter of 2024, and RMB56.2 million in the third quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of eVTOL aircraft, including EH216 series and VT35.

Gross margin was 62.1%, a slight increase from 60.7% in the fourth quarter of 2024 and 60.8% in the third quarter of 2025.

Operating expenses

Total operating expenses were RMB160.1 million (US$22.9 million), compared with RMB162.1 million in the fourth quarter of 2024, and RMB150.8 million in the third quarter of 2025.

•

Sales and marketing expenses were RMB38.3 million (US$5.5 million), compared with RMB36.2 million in the fourth quarter of 2024, and RMB30.4 million in the third quarter of 2025. The year-over-year and quarter-over-quarter increases were attributed to increased sales-related compensation driven by higher sales volume and increased marketing and promotional activities to expand brand awareness associated with new product launch.

•

General and administrative expenses were RMB72.7 million (US$10.4 million), compared with RMB69.9 million in the fourth quarter of 2024, and RMB69.8 million in the third quarter of 2025. The year-over-year increase was mainly attributed to increased employee compensation driven by workforce expansion. The quarter-over-quarter increase was mainly attributable to increased professional service fees for general corporate functions.

•

Research and development expenses were RMB49.1 million (US$7.0 million), compared with RMB56.0 million in the fourth quarter of 2024, and on par with RMB50.6 million in the third quarter of 2025. The year-over-year decrease was mainly attributed to lower share-based compensation expenses due to accelerated vesting of outstanding share-based awards in the fourth quarter of 2024.

Operating loss

Operating loss was RMB6.6 million (US$0.9 million), a significant improvement from RMB56.0 million in the fourth quarter of 2024 and RMB91.7 million in the third quarter of 2025.

Net income

Net income was RMB10.5 million (US$1.5 million), a significant turnaround from a net loss of RMB46.9 million in the fourth quarter of 2024 and RMB82.1 million in the third quarter of 2025, achieving the first quarter of GAAP profitability.

Net income per ordinary share and per ADS

Basic and diluted net income per ordinary share were both RMB0.07 (US$0.01).

Basic and diluted net income per American depositary share (“ADS”) were both RMB0.14 (US$0.02). Each ADS represents two of our Class A ordinary shares.

Balance sheets

Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1.13 billion (US$161.5 million) as of December 31, 2025.

Non-GAAP Financial Measures

The Company uses adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted net earnings (loss) per ordinary share and adjusted basic and diluted net earnings (loss) per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands, or such expenses were not deductible.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of item of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 were RMB99.3 million (US$14.2 million), compared to RMB78.8 million in the fourth quarter of 2024 and RMB89.1 million in the third quarter of 2025. In the fourth quarter of 2025, adjusted sales and marketing expenses4, adjusted general and administrative expenses4, and adjusted research and development expenses4 were RMB25.9 million (US$3.7 million), RMB34.2 million (US$4.9 million), and RMB39.2 million (US$5.6 million), respectively.

Adjusted operating income (loss)3 (non-GAAP)

Adjusted operating income3 was RMB54.3 million (US$7.8 million), up 99.5% from RMB27.2 million in the fourth quarter of 2024 and compared with adjusted operating loss3 of RMB29.9 million in the third quarter of 2025.

Adjusted net income (loss)1 (non-GAAP)

Adjusted net income1 was RMB71.5 million (US$10.2 million), up 96.4% from RMB36.4 million in the fourth quarter of 2024 and a significant turnaround from adjusted net loss1 of RMB20.3 million in the third quarter of 2025.

Adjusted net income (loss) attributable to EHang’s ordinary shareholders5 (non-GAAP)

Adjusted net income attributable to EHang’s ordinary shareholders5 was RMB71.4 million (US$10.2 million), up 96.2% from RMB36.4 million in the fourth quarter of 2024 and a significant turnaround from adjusted net loss attributable to EHang’s ordinary shareholders5 of RMB20.4 million in the third quarter of 2025.

Adjusted net income per ordinary share6 and per ADS7 (non-GAAP)

Adjusted basic net income per ordinary share6 was RMB0.48 (US$0.07), and adjusted diluted net income per ordinary share6 was RMB0.47 (US$0.07).

Adjusted basic net income per ADS7 was RMB0.96 (US$0.14), and adjusted diluted net income per ADS7 was RMB0.94 (US$0.14).

Unaudited Financial Results for the Fiscal Year 2025

Revenues

Total revenues were RMB509.5 million (US$72.9 million), up 11.7% from RMB456.2 million in 2024, primarily due to the increase in the sales volume of eVTOL aircraft, including EH216 series and VT35.

Costs of revenues

Costs of revenues were RMB193.6 million (US$27.7 million), compared with RMB176.2 million in 2024. The increase was in line with the increase in the sales volume of eVTOL aircraft, including EH216 series and VT35.

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses are non-GAAP financial measures. Each is defined as the respective expense—sales and marketing expenses, general and administrative expenses, and research and development expenses—excluding share-based compensation expenses.

[5]

Adjusted net income (loss) attributable to EHang’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to EHang’s ordinary shareholders excluding share-based compensation expenses and certain non-operational expenses.

[6]

Adjusted basic and diluted net earnings (loss) per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net earnings (loss) per ordinary share excluding share-based compensation expenses and certain non-operational expenses.

[7]

Adjusted basic and diluted net earnings (loss) per ADS is a non-GAAP financial measure, which is defined as basic and diluted earnings (loss) per ADS excluding share-based compensation expenses and certain non-operational expenses.

Gross profit and gross margin

Gross profit was RMB315.9 million (US$45.2 million), up 12.9% from RMB279.9 million in 2024.

Gross margin was 62.0%, representing a 0.6 percentage points increase from 61.4% in 2024. The increase was mainly due to changes in revenue mix and decreased cost per unit of the eVTOL products.

Operating expenses

Total operating expenses were RMB594.6 million (US$85.0 million), compared with RMB563.9 million in 2024.

•

Sales and marketing expenses were RMB122.0 million (US$17.4 million), compared with RMB131.0 million in 2024. The decrease was mainly attributed to lower share-based compensation expenses due to modification and accelerated vesting of outstanding share-based awards in 2024, partially offset by increased sales-related compensation driven by workforce expansion for sales and service network.

•

General and administrative expenses were RMB278.0 million (US$39.8 million), compared with RMB233.4 million in 2024. The increase was mainly attributed to increased employee compensation driven by workforce expansion and higher share-based compensation expenses due to new grant of share-based awards in second quarter of 2025.

•

Research and development expenses were RMB194.6 million (US$27.8 million), compared with RMB199.5 million in 2024. The decrease was mainly attributed to lower share-based compensation expenses due to accelerated vesting of outstanding share-based awards in 2024, partially offset by increased employee compensation driven by workforce expansion to further accelerate the research and development progress of different models of eVTOL aircraft in support of the Company’s future growth.

Operating loss

Operating loss was RMB266.3 million (US$38.1 million), compared with RMB254.1 million in 2024.

Other non-operating income (expenses), net

Other non-operating expenses, net was RMB12.6 million (US$1.8 million), compared with other non-operating income, net RMB2.7 million in 2024. The decrease was primarily due to one-time provisions made for legal proceedings in 2025 which was related to the securities class action in the United States in 2023.

Net loss

Net loss was RMB231.0 million (US$33.0 million), compared with RMB230.0 million in 2024.

Net loss per ordinary share and per ADS

Basic and diluted net loss per ordinary share were both RMB1.57 (US$0.22).

Basic and diluted net loss per American depositary share (“ADS”) were both RMB3.14 (US$0.44). Each ADS represents two of our Class A ordinary shares.

Balance sheets

Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1.13 billion (US$161.5 million) as of December 31, 2025.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 (non-GAAP) were RMB348.9 million (US$49.9 million), representing an increase of 20.0% from RMB290.8 million in 2024. Adjusted sales and marketing expenses4 (non-GAAP), adjusted general and administrative expenses4 (non-GAAP), and adjusted research and development expenses4 (non-GAAP) were RMB76.5 million (US$10.9 million), RMB123.2 million (US$17.6 million) and RMB149.2 million (US$21.3 million) in 2025, respectively.

Adjusted operating income (loss)2 (non-GAAP)

Adjusted operating loss2 (non-GAAP) was RMB20.2 million (US$2.9 million), compared with adjusted operating income2 (non-GAAP) of RMB19.0 million in 2024.

Adjusted net income 1 (non-GAAP)

Adjusted net income1 (non-GAAP) was RMB29.4 million (US$4.2 million), compared with RMB43.1 million in 2024.

Adjusted net income attributable to EHang’s ordinary shareholders5 (non-GAAP)

Adjusted net income attributable to EHang’s ordinary shareholders5 (non-GAAP) was RMB29.9 million (US$4.3 million), compared with RMB43.3 million in 2024.

Adjusted net income per ordinary share6 and per ADS7 (non-GAAP)

Adjusted basic and diluted net income per ordinary share6 were both RMB0.20 (US$0.03).

Adjusted basic and diluted net income per ADS7 were both RMB0.40 (US$0.06).

Business Outlook

For the fiscal year 2026, the Company expects the total revenues to be around RMB600 million, representing an increase of approximately 18% year-over-year.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary views regarding its business situation and market conditions, which are subject to change.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Thursday, March 12, 2026, U.S. Eastern Time (8:00 PM on Thursday, March 12, 2026, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

English line: https://s1.c-conf.com/diamondpass/10053557-yg7lo1.html

Chinese line: https://s1.c-conf.com/diamondpass/10053559-m7iylq.html

A live and archived webcast of the conference call will be available on the Company’s Investors Relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading advanced air mobility (“AAM”) technology platform company, committed to making safe, autonomous, and eco-friendly air mobility accessible to everyone. The company develops and manufactures a diversified portfolio of pilotless electric vertical take-off and landing (“eVTOL”) aircraft for a wide range of use cases, including aerial tourism, intra-city transport, intercity travel, logistics and emergency firefighting. Its flagship model, EH216-S, has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China, and is now commercially operated under the country’s first Air Operator Certificates for human-carrying eVTOL services. Complementing this, EHang’s VT35 expands its reach into long-range and intercity scenarios, supporting the development of a multi-tiered low-altitude mobility network. By integrating advanced autonomous technologies with scalable operational infrastructure, EHang is redefining how people and goods move—across cities, regions, and natural barriers—shaping the future of air mobility. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Exchange Rate

This press release contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	610,877	256,400	36,665
Short-term investments	513,683	843,232	120,581
Restricted short-term deposits	30,295	29,655	4,241
Accounts receivable, net[8]	58,180	210,412	30,089
Inventories	75,687	101,634	14,533
Prepayments and other current assets[9]	68,298	104,219	14,903

Total current assets	1,357,020	1,545,552	221,012

Non-current assets:
Property and equipment, net	60,224	258,050	36,901
Operating lease right-of-use assets, net	128,433	116,468	16,655
Land Use Rights, net	—	11,347	1,623
Intangible assets, net	2,617	2,713	388
Investments accounted for using equity method	23,897	28,849	4,125
Other investments	9,867	45,330	6,482
Deferred tax assets	—	3,305	473
Other non-current assets	2,440	38,294	5,476

Total non-current assets	227,478	504,356	72,123

Total assets	1,584,498	2,049,908	293,135

[8]	As of December 31, 2024 and December 31, 2025, amount due from a related party of RMB458 and RMB5,188 (US$742) was included in accounts receivable, net, respectively.
[9]	As of December 31, 2024 and December 31, 2025, amount due from a related party of nil and RMB2,070 (US$296) was included in prepayments and other current assets, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	64,250	229,611	32,834
Accounts payable	127,446	132,509	18,949
Contract liabilities[10]	62,561	66,607	9,525
Current portion of long-term bank loans	10,500	9,800	1,401
Mandatorily redeemable non-controlling interests	40,000	—	—
Accrued expenses and other liabilities	150,196	268,353	38,374
Current portion of lease liabilities	12,527	16,278	2,328
Deferred income	1,504	817	117
Deferred government subsidies	1,209	684	98
Income taxes payable	150	3,100	443

Total current liabilities	470,343	727,759	104,069

Non-current liabilities:
Long-term bank loans	20,500	82,700	11,826
Deferred tax liabilities	292	292	42
Unrecognized tax benefit	5,480	5,480	784
Lease liabilities	125,719	114,246	16,337
Other non-current liabilities	6,350	5,651	808

Total non-current liabilities	158,341	208,369	29,797

Total liabilities	628,684	936,128	133,866

Shareholders’ equity:
Ordinary shares	90	92	13
Additional paid-in capital	2,923,178	3,335,371	476,952
Treasury shares	(10,085)	(10,085)	(1,442)
Statutory reserves	1,772	3,302	472
Accumulated deficit	(1,984,851)	(2,216,920)	(317,015)
Accumulated other comprehensive income	25,539	2,605	373

Total EHang Holdings Limited shareholders’ equity	955,643	1,114,365	159,353
Non-controlling interests	171	(585)	(84)

Total shareholders’ equity	955,814	1,113,780	159,269

Total liabilities and shareholders’ equity	1,584,498	2,049,908	293,135

[10]	As of December 31, 2024 and December 31, 2025, amount due to a related party of RMB2,000 and RMB2,307 (US$330) are included in contract liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	164,278	92,472	243,778	34,860	456,152	509,504	72,858
Costs of revenues	(64,590)	(36,263)	(92,424)	(13,216)	(176,206)	(193,576)	(27,681)

Gross profit	99,688	56,209	151,354	21,644	279,946	315,928	45,177
Operating expenses:
Sales and marketing expenses	(36,203)	(30,397)	(38,263)	(5,472)	(131,027)	(122,020)	(17,449)
General and administrative expenses	(69,926)	(69,767)	(72,720)	(10,399)	(233,398)	(278,041)	(39,759)
Research and development expenses	(55,963)	(50,625)	(49,092)	(7,020)	(199,465)	(194,581)	(27,825)

Total operating expenses	(162,092)	(150,789)	(160,075)	(22,891)	(563,890)	(594,642)	(85,033)
Other operating income	6,358	2,862	2,101	300	29,869	12,383	1,771

Operating loss	(56,046)	(91,718)	(6,620)	(947)	(254,075)	(266,331)	(38,085)
Other income (expenses):
Interest and investment income	12,028	13,739	21,127	3,021	30,599	58,588	8,378
Interest expenses	(870)	(1,740)	(2,086)	(298)	(3,375)	(5,976)	(855)
Foreign exchange gain (loss) gain	(813)	(771)	(1,401)	(200)	(1,188)	1,174	168
Other non-operating income (expenses), net	753	(438)	788	113	2,746	(12,646)	(1,808)

Total other income	11,098	10,790	18,428	2,636	28,782	41,140	5,883
(Loss) income before income tax and loss from equity method investments	(44,948)	(80,928)	11,808	1,689	(225,293)	(225,191)	(32,202)

Income tax (expenses) credits	(177)	1	(420)	(60)	(386)	(534)	(76)

(Loss) income before loss from equity method investments	(45,125)	(80,927)	11,388	1,629	(225,679)	(225,725)	(32,278)
Loss from equity method investments	(1,752)	(1,185)	(846)	(121)	(4,353)	(5,248)	(750)

Net (loss) income	(46,877)	(82,112)	10,542	1,508	(230,032)	(230,973)	(33,028)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net (loss) income	(46,877)	(82,112)	10,542	1,508	(230,032)	(230,973)	(33,028)
Net loss (income) attributable to non-controlling interests	19	(44)	(48)	(7)	256	434	62

Net (loss) income attributable to ordinary shareholders	(46,858)	(82,156)	10,494	1,501	(229,776)	(230,539)	(32,966)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	141,307	148,614	149,338	149,338	134,367	146,665	146,665
Diluted	141,307	148,614	151,600	151,600	134,367	146,665	146,665
Net (loss) income per ordinary share Basic and diluted	(0.33)	(0.55)	0.07	0.01	(1.71)	(1.57)	(0.22)
Net (loss) income per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(0.66)	(1.10)	0.14	0.02	(3.42)	(3.14)	(0.44)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	19,946	(7,106)	(9,820)	(1,404)	10,460	(22,934)	(3,280)

Total other comprehensive income (loss), net of tax	19,946	(7,106)	(9,820)	(1,404)	10,460	(22,934)	(3,280)
Comprehensive (loss) income	(26,931)	(89,218)	722	104	(219,572)	(253,907)	(36,308)
Comprehensive loss (income) attributable to non-controlling interests	19	(44)	(48)	(7)	256	434	62

Comprehensive (loss) income attributable to ordinary shareholders	(26,912)	(89,262)	674	97	(219,316)	(253,473)	(36,246)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	99,688	56,209	151,354	21,644	279,946	315,928	45,177
Plus: Share-based compensation expenses	—	150	149	21	—	416	59

Adjusted gross profit	99,688	56,359	151,503	21,665	279,946	316,344	45,236

Sales and marketing expenses	(36,203)	(30,397)	(38,263)	(5,472)	(131,027)	(122,020)	(17,449)
Plus: Share-based compensation expenses	18,092	12,589	12,336	1,764	65,597	45,537	6,512

Adjusted sales and marketing expenses	(18,111)	(17,808)	(25,927)	(3,708)	(65,430)	(76,483)	(10,937)

General and administrative expenses	(69,926)	(69,767)	(72,720)	(10,399)	(233,398)	(278,041)	(39,759)
Plus: Share-based compensation expenses	45,334	39,251	38,480	5,503	134,984	154,838	22,142

Adjusted general and administrative expenses	(24,592)	(30,516)	(34,240)	(4,896)	(98,414)	(123,203)	(17,617)

Research and development expenses	(55,963)	(50,625)	(49,092)	(7,020)	(199,465)	(194,581)	(27,825)
Plus: Share-based compensation expenses	19,833	9,809	9,944	1,422	72,543	45,367	6,487

Adjusted research and development expenses	(36,130)	(40,816)	(39,148)	(5,598)	(126,922)	(149,214)	(21,338)

Operating expenses	(162,092)	(150,789)	(160,075)	(22,891)	(563,890)	(594,642)	(85,033)
Plus: Share-based compensation expenses	83,259	61,649	60,760	8,689	273,124	245,742	35,141

Adjusted operating expenses	(78,833)	(89,140)	(99,315)	(14,202)	(290,766)	(348,900)	(49,892)

Operating loss	(56,046)	(91,718)	(6,620)	(947)	(254,075)	(266,331)	(38,085)
Plus: Share-based compensation expenses	83,259	61,799	60,909	8,710	273,124	246,158	35,200

Adjusted operating income (loss)	27,213	(29,919)	54,289	7,763	19,049	(20,173)	(2,885)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net (loss) income	(46,877)	(82,112)	10,542	1,508	(230,032)	(230,973)	(33,028)
Plus: Share-based compensation expenses	83,259	61,799	60,909	8,710	273,124	246,158	35,200
Plus: Certain non-operational expenses	—	—	—	—	—	14,254	2,038

Adjusted net income (loss)	36,382	(20,313)	71,451	10,218	43,092	29,439	4,210

Net (loss) income attributable to ordinary shareholders	(46,858)	(82,156)	10,494	1,501	(229,776)	(230,539)	(32,966)
Plus: Share-based compensation expenses	83,259	61,799	60,909	8,710	273,124	246,158	35,200
Plus: Certain non-operational expenses	—	—	—	—	—	14,254	2,038

Adjusted net income (loss) attributable to ordinary shareholders	36,401	(20,357)	71,403	10,211	43,348	29,873	4,272

Shares used in net earnings (loss) per ordinary share computation (in thousands of shares):
Basic	141,307	148,614	149,338	149,338	134,367	146,665	146,665
Diluted	143,959	148,614	151,600	151,600	135,835	147,967	147,967
Adjusted basic net earnings (loss) per ordinary share	0.26	(0.14)	0.48	0.07	0.32	0.20	0.03
Adjusted diluted net earnings (loss) per ordinary share	0.25	(0.14)	0.47	0.07	0.32	0.20	0.03
Adjusted basic net earnings (loss) per ADS	0.52	(0.28)	0.96	0.14	0.64	0.40	0.06
Adjusted diluted net earnings (loss) per ADS	0.50	(0.28)	0.94	0.14	0.64	0.40	0.06